Exhibit 99.1

Press Release
Monday, September 29, 2008
For further information, contact
Judy Naus at 651-286-8623
or info@biotelinc.com

Biotel Announces Record Revenues and Earnings for Fiscal 2008

Minneapolis, September 29, 2008 — Biotel Inc. (Bulletin Board: BTEL.OB) announced results for the year ended June 30, 2008, with net earnings of $666,000, or $0.23 per diluted share, on revenues of $11,495,000. This compares to net earnings of $520,000, or $0.19 per share, on revenues of $11,233,000 for the prior year. For its fourth quarter, the company reported net earnings of $191,000, or $0.07 per diluted share, on revenues of $3,187,000. This compares to net earnings of $221,000, or $0.08 per diluted share, on revenues of $3,115,000 in the fourth quarter of 2007.

Highlights for the quarter and year are as follows:

•	Sixth year in a row of profitable growth.

•	Record sales for the fourth quarter and year

•	Net income for the year up 28.1 percent over 2007

•	Gross margin for the year was 44.4% versus 42.6% last year

“Biotel achieved a record fiscal year in revenues and earnings with a strong improvement in the fourth quarter over the third quarter,” Biotel President and CEO Steve Springrose said. “Our Braemar Holter devices, event recorders, liposuction and other medical devices made strong revenue contributions, and our Agility 24/7 cardiac monitoring services continued to make very strong year over year gains. The highlight of the quarter was the introduction of our new ER920W cardiac arrhythmia monitor, our first entry into the high potential wireless market. Very importantly, we have already received FDA 510(k) approval of our next generation wireless monitor employing ‘Fusion’ technology, scheduled for product introduction in early calendar 2009. Biotel serves as a development partner to medical corporations seeking new devices and clinical research services.”

	3 months ended June 30, 2008	3 months ended June 30, 2007	% Change

Revenues	$3,187,000	$3,115,000	2.3%
Net Income	$191,000	$221,000	(13.6%)
Earnings Per Share, Basic	$.07	$0.08
Earnings Per Share, Diluted	$.07	$0.08

	12 months ended June 30, 2008	12 months ended June 30, 2007	% Change

Revenues	$11,495,000	$11,233,000	2.3%
Net Income	$666,000	$520,000	28.1%
Earnings Per Share, Basic	$.25	$0.20
Earnings Per Share, Diluted	$.23	$0.19

-End-